Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

Lima, November 2, 2026

Sirs

Superintendencia del Mercado De Valores – SMV

Lima.-

Reference:	Material Event

Pursuant to the provisions of Article 30 of the Consolidated Text of the Securities Market Law and the Regulations on Material Events and Reserved Information approved by SMV Resolution No. 005-2014-SMV/01, we hereby report the following:

Today, we have become aware of the response submitted by MSRA S.A.C. (the valuation entity designated to determine the minimum price per share to be considered by Inversiones Aspi S.A. in the Public Tender Offer for the voting shares issued by Cementos Pacasmayo S.A.A.) to the Superintendence of the Securities Market (the “SMV”) in order to address the additional observations made by the SMV through Official Letter No. 5490-2026-SMV/11.1 (File No. 2026017300) dated October 29, 2026, regarding the valuation report prepared by MSRA S.A.C. within the framework of the PTO.

Attached as an Annex to this communication is a copy of the aforementioned response submitted by MSRA S.A.C. to the SMV.

Without further business, we remain yours truly.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

José Félix Villafuerte Mendoza

Representante Bursátil

ANNEX 1:

Mr.César Figueroa Benites

Acting General Intendant

General Intendency of Conduct Supervision Superintendence of the Securities Market Av.

Paseo de la República N° 3617, San Isidro Lima.-

Lima, October 30, 2026

Ref.: Official Letter N° 5490-2026-SMV/11.1 - File N° 2026017300Subject: Absolution of the reiterated observations regarding requirements 2.2, 2.9, and 3.1 of Official Letter N° 5332-2026-SMV/11.1

Dear Sir:

We address you on behalf of MSRA S.A.C. (hereinafter, MSRA), in response to the reference Official Letter, notified on October 29, 2026, through which it is required to complete the answers to requirements 2.2, 2.9, and 3.1 of Official Letter N° 5332-2026-SMV/11.1, addressed via brief dated October 22, 2026 (hereinafter, the Brief), regarding the Valuation Report of the common shares of Cementos Pacasmayo S.A.A. (hereinafter, CPAC or the Company) submitted on October 14, 2026 (hereinafter, the Report).

Below, we address each observation following the numbering of the Official Letter. The tables come from the valuation model that supports the Report. Unless otherwise indicated, figures are expressed in thousands of soles (S/ thousands). None of the addressed points modifies the minimum price determined in the Report (S/ 8.93 per common share as of October 14, 2026), which corresponds to the consideration value methodology.

Observation 1 (requirement 2.2)

CPAC produces and markets cement, ready-mix concrete, pavements, mortars, precast products, quicklime, and other construction materials; cement is its main line, accounting for 82% of consolidated net sales in 2025 (Report, section 5.1). In the model, the projected volume corresponds to shipments of cement, concrete, and precast products, grouped in thousands of MT, which generate 97% of projected revenues (Report, section 10.4.3.1); in this response, “CPAC’s volume” refers to this aggregate. This volume depends on the national demand for cement and CPAC’s market share therein. The assumption of growth at the private investment rate (elasticity close to 1) is based on three fundamentals: (a) national cement demand is mostly expenditure that national accounts register as private investment; (b) in the historical series, cement demand varies in a proportion close to that of private investment; and (c) CPAC’s market share has been relatively stable, so it is projected at its current level.

a) Cement demand is part of private investment Of the national cement dispatch, 72% goes to self-construction, 14% to formal private works, and 14% to public works (Report, sections 6.1.1 and 8.2.3); that is, 86% corresponds to private works. In the national accounts prepared by INEI, housing construction—including self-construction by households—and private buildings and works are registered as private gross fixed investment; the BCRP publishes this series, which is the one used in the Report (Annex 16.5.1.4). Therefore, the expenditure driving cement demand is mostly a component of private investment. Although private investment also includes machinery and equipment, which do not demand cement, the evidence in literal (b) shows that cement volume varies in a proportion close to that of private investment.

b) Historical evidence: elasticity close to 1 Table 1 compares the annual variation of local cement dispatch, according to the INEI series, with that of real private investment. The 2020-2022 period is excluded, as it was distorted by the halt of works in 2020 and the subsequent rebound.

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Table 1. Local cement dispatch and real private investment (Annual variation %)

Year	Local Cement Dispatches	Real Private Investment
2012	15.6%	15.6%
2013	9.6%	7.0%
2014	2.7%	(1.9)%
2015	(2.3)%	(3.7)%
2016	(2.3)%	(4.3)%
2017	(0.7)%	(0.1)%
2018	(0.4)%	3.6%
2019	4.2%	5.1%
2023	(11.4)%	(6.1)%
2024	0.2%	3.3%
2025	7.3%	10.0)%

(Sources: INEI, table 2.7.02 “Local dispatches by company” (in metric tons; information by cemnt producing companies); BCRP, real gross private fixed investment (Report, Annex 16.5.1.4). Elaboration: MSRA).

The regression of cement variation against private investment variation yields:

Table 1.1 Regression: ∆% cement = a+b x ∆% private investment (11 observations)

Statistics	Result	Reading
Elasticity (b)	0.97	For every 1% variation of private investment, cement dispatches vary 0.97%
B standard error	0.15
T-statistic (b=0)	6.35	The relationship is significant (5% critical value: 2.26)
T-statistic (b=1)	(0.21)	Not rejected that elescity is 1
Constant (a)	(0.5pp)	Without relevant autonomous growth
R²	0.82	High degree of regression fit
Correlation	0.90

The estimated elasticity (0.97) is close to 1 and is not statistically different from 1. There is, therefore, no statistical evidence to justify applying an elasticity different from 1; projecting the volume with the private investment rate is the specification supported by the evidence.

c) Relatively stable market share for CPAC With an elasticity close to 1 and a stable share, CPAC’s volume grows at a rate similar to that of national demand. Between 2012 and 2025, CPAC’s share in local cement dispatch remained between 18.0% and 24.2%, with an average of 20.5%; in 2025 it was 21.0% and in the twelve months ended March 31, 2026, it was 21.0%. It is projected to remain stable because: (i) land transportation costs segment the market by zones; (ii) CPAC has the capacity to meet demand; and (iii) CPAC’s greater exposure to El Niño is already captured in the scenarios applied to private investment (Annes 16.5.1.2).

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Table 1.2 Local cement dispatches and CPAC participation, 2012 – march 2026

Year	Local Cement Dispatches (Thousands of MT)	CPAC local dispatches (Thousands of MT)	CPAC Share
2012	10,118	2.045	20.2%
2013	11,088	2,110	19.0%
2014	11,390	2,051	18.0%
2015	11,130	2,022	18.2%
2016	10,879	2,004	18.4%
2017	10,799	1,981	18.3%
2018	10,758	2,091	19.4%
2019	11,211	2,315	20.7%
2020	9,807	2,314	23.6%
2021	13,514	3,277	24.2%
2022	13,538	3,131	23.1%
2023	11,992	2,669	22.3%
2024	12,014	2,517	20.9%
2025	12,886	2,709	21.0%
1T-2026	3,280	712	21.7%
Mar-2026 LTM	13,278	2,784	21.0%

Market share = CPAC local dispatch / Total local dispatch. Average, minimum, and maximum calculated using the full years 2012–2025; standard deviation of 2.1 pp. Figures for 2026 are preliminary. Source: INEI, Table 2.7.02 “Local cement dispatch by company” (data from cement-producing companies). Elaboration: MSRA. The table measures only local cement dispatch; the model volume (3,045 thousand MT in 2025; Report, section 10.4.3.1) also includes concrete and precast products.

Therefore, CPAC’s volume grows at the private investment rate because cement demand varies in a proportion close to that variable (elasticity of 0.97, not different from 1) and CPAC’s share in that demand has remained stable.

Observation 2 (Requirement 2.9)

The 2036 D&A is calculated by asset category and by year of commissioning (cohort), with three components: (i) existing assets as of 12.31.2025, which maintain their 2025 annual charge until their net carrying amount is fully depreciated; (ii) CapEx from 2026 onward, on a straight-line basis with a half-year convention in the year of addition and in the final year of useful life; and (iii) the 2035 capacity expansion. Table 3 summarizes the result, Tables 3.1 through 3.4 detail the calculation of each component, and Table 3.5 presents the valuation effect of the revision indicated in note (a).

Table 3. Breakdown of 2036 D&A (S/ thousands)

Category	Existing Assets as of 12.31.2025		CapEx from 2026 Onward	2035 Expansion	2036 D&A		Calculation Source
Buildings and other structures	29,309		11,268	—	40,577		Tables 3.1 & 3.2
Machinery, equipment, and spare parts	—		15,643	14,300	29,944		Tables 3.1 to 3.3
Furniture and fixtures	—		247	—	247		Tables 3.1 & 3.2
Transportation units	—		3,848	—	3,848		Tables 3.1 & 3.2
Computer equipment and tools	—		7,781	—	7,781		Tables 3.1 & 3.2
Mine development costs	602		190	—	792		Tables 3.1 & 3.3
Quarry closure costs	265		1,039	—	1,304		Tables 3.1 & 3.3
Capitalized interest	1,646		—	—	1,646		Table 3.1
Depreciation of PPE	31,822		40,017	14,300	86,139
Computer software applications	—		6,409	—	6,409		Tables 3.1 & 3.4
Mining exploration and evaluation costs	76		925	—	1,001		Tables 3.1 & 3.3
Limited-life intangible	—		—	—	—		Table 3.1
Amortization of Intangibles	76	(a)	7,334	—	7,410	(a)
2036 D&A (PPE + Intangibles)	31,898		47,350	14,300	93,549	(a)

PPE: Property, plant, and equipment, excluding right-of-use assets. Sums may differ due to rounding. Source: DCF valuation model, tabs “N09_PPE” and “N10_Intangibles”. Elaboration: MSRA.

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(a) In the 2036 column of the intangible assets tab of the original model submitted, two amortization formulas for existing assets referenced the 2026 column instead of 2025: the limited-life intangible, fully amortized in 2028, recorded a credit of S/ 2,454 thousand instead of zero, and exploration costs recorded a charge of S/ 114 thousand instead of S/ 76 thousand. Consequently, in the submitted model, 2036 intangible amortization was S/ 4,993 thousand and 2036 D&A was S/ 91,132 thousand (S/ 2,416 thousand lower than the figures in this table). The valuation impact is detailed in Table 3.5.

Table 3.1. Existing Assets as of 12.31.2025: 2036 Charge (S/ thousands)

Category	Net Book Value as of 12.31.2025 (A)	Annual Charge (B)	Final Year with Charge	2036 Charge
Buildings and other structures	685,532	29,309	2049	29,309
Machinery, equipment, and spare parts	805,723	95,891	2034	—
Furniture and fixtures	2,410	552	2030	—
Transportation units	37,399	5,045	2033	—
Computer equipment and tools	18,797	4,302	2030	—
Mine development costs	28,213	602	After 2036	602
Quarry closure costs	16,703	265	After 2036	265
Capitalized interest	57,425	1,646	2060	1,646
Computer software applications (b)	45,088	11,438	2029	—
Limited-life intangible	6,562	2,454	2028	—
Mining exploration costs	9,246	76	After 2036	76
Total				31,898

Annual charge (B): 2025 charge for each category. The charge continues until net book value is fully amortized; the final year captures the remaining balance (e.g., machinery: 805,723−8×95,891=38,595 in 2034). (b) 2026 charge = annualized 1Q-2026 amortization net of amortization from 2026 additions. Source: DCF valuation model. Elaboration: MSRA.

Table 3.2. CapEx from 2026 Onward: 2036 Depreciation by Cohort (S/ thousands)

Addition Year	Buildings: Additions	Dep. 2036	Machinery: Additions	Dep. 2036	Furniture: Additions	Dep. 2036	Transport: Additions	Dep. 2036	Computing: Additions	Dep. 2036
2026	42,411	1,116	56,607	1,415	226	11	3,522	—	6,923	—
2027	51,851	1,364	63,607	1,590	244	24	3,833	213	7,498	—
2028	35,997	947	54,233	1,356	227	23	3,512	390	6,944	—
2029	36,257	954	55,508	1,388	234	23	3,612	401	7,146	510
2030	38,084	1,002	59,935	1,498	255	26	3,932	437	7,788	1,113
2031	41,187	1,084	63,120	1,578	266	27	4,109	457	8,129	1,161
2032	42,680	1,123	65,408	1,635	275	28	4,258	473	8,424	1,203
2033	42,083	1,107	58,630	1,466	238	24	3,703	411	7,294	1,042
2034	37,069	975	56,512	1,413	238	24	3,673	408	7,265	1,038
2035	38,674	1,018	60,875	1,522	259	26	3,994	444	7,910	1,130
2036	43,796	576	62,602	783	249	12	3,847	214	8,171	584
Total 2036		11,268		15,643		247		3,848		7,781

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2036 depreciation of each cohort = addition × annual rate × fraction. Fraction: 50% in the addition year and in the year useful life is reached; 100% in intermediate years; 0% thereafter. Examples: Buildings, 2026 cohort: 42,411×2.632%×100%=1,116; 2036 cohort: 43,796×2.632%×50%=576. Transport, 2027 cohort: reaches 9 years in 2036 →3,833×11.11%×50%=213; the 2026 cohort is already fully depreciated. Computing: the 2026–2028 cohorts are already fully depreciated; the 2029 cohort reaches 7 years in 2036 (50%). Additions = direct additions + transfers from construction in progress, allocated among categories based on the 2021–2025 transfer proportion; machinery excludes the 2035 expansion. Useful lives fall within CPAC’s accounting policy ranges (Brief, Table 10). Source: DCF valuation model, tab “N09_PPE”. Elaboration: MSRA.

Table 3.3. 2035 Expansion and Assets Amortized by Units of Production (S/ thousands)

Component	Calculation Base	Depreciation Rate	2036 Charge	Calculation
2035 Expansion Machinery	572,019	2.5%	14,300	US$ 165 million at FX rate; 40-year life; full year in 2036 (half year in 2035).
Mine development – additions from 2026	12,667	1.5%	190	Additions 2026–2036 (S/ 1,152 thousand per year) × rate.
Quarry closure – additions from 2026	31,521	3.3%	1,039	Cumulative additions 2026–2036 × rate.
Mineral exploration – additions from 2026	17,369	5.3%	925	Additions 2026–2035 + 50% of 2036 × rate.

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Rates for mine development, quarry closure, and exploration: 2021–2025 average of annual amortization divided by the opening balance of each category, which replicates CPAC’s units-of-production method (Note 2 to its financial statements). Rates rounded to one decimal place; the calculation uses the model’s exact rate. 2036 exploration additions are amortized for half a year, and mine development and quarry closure for a full year, following the model convention for these categories (difference under S/ 70 thousand). Source: DCF valuation model, tabs “N09_PPE” and “N10_Intangibles”. Elaboration: MSRA.

Table 3.4. Computer Software Applications: 2036 Amortization by Cohort (S/ thousands)

Addition Year	Addition	2036 Amortizable Base	2036 Fraction	2036 Amortization (20%)
2026–2030	27,636	—	0%	—
2031	6,044	3,022	50%	604
2032	6,237	6,237	100%	1,247
2033	6,135	6,135	100%	1,227
2034	6,257	6,257	100%	1,251
2035	6,856	6,856	100%	1,371
2036	7,075	3,537	50%	707
Total		32,044		6,409

5-year useful life (20% rate), with a half year in the addition year and in the fifth year. The total of S/ 6,409 thousand corresponds exclusively to software applications acquired from 2026 onward. Source: DCF valuation model, tab “N10_Intangibles”. Elaboration: MSRA.

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Table 3.5. Valuation Effect of Intangibles Amortization Revision on DCF Value (S/ thousands)

Item	Report	Amortization Revision	Difference
2036 D&A	91,132	93,549	2,416
2036 FCF	478,713	479,584	871
Normalized 2036 EBIT for Terminal Value (a)	853,937	853,937	—
RONIC	17.88%	17.87%	(0.01pp )
Terminal Value	6,781,997	6,780,920	(1,077)
Enterprise Value	5,052,283	5,052,204	(79)
Value per common share unrounded (S/)	8.6298	8.6296	(0.0002)
Value per common share under going concern methodology (S/) (b)	8.63	8.63	—

(a)	In the terminal value, D&A is normalized to maintenance CapEx (S/ 141,417 thousand), which is why normalized EBIT does not change: 904,222+91,132−141,417=901,805+93,549−141,417=853,937. Terminal value changes only due to RONIC, which shifts because the revision alters the intangible asset balance that forms part of 2036 invested capital. Source: DCF valuation model, recalculated with the revision. Elaboration: MSRA.

(b)	The impact on valuation is immaterial: unrounded DCF value per share moves from S/ 8.6298 to S/ 8.6296, leaving the going-concern value per common share unchanged at S/ 8.63 and the minimum tender offer price unchanged at S/ 8.93 per common share, which corresponds to the consideration value methodology.

Observation 3 (Requirement 3.1)

1. Calculation Method: Each realization factor is determined in three steps:

●	(i) Value Base: For inventories, the cost as of 03.31.2026, net of obsolescence allowance (S/ 19,775 thousand; Note 8(b) to separate financial statements). For other property, plant, and equipment, the net carrying amount, which already discounts accumulated depreciation and impairment (Note 10(a)).

●	(ii) Liquidity Level and Haircut: In a liquidation scenario, assets are sold individually within a short timeframe to available buyers. The haircut (c) captures the discount between carrying amount and expected realization proceeds, depending on market depth. Five levels are established based on precedent valuation reports submitted to the SMV for assets of comparable liquidity. Out of 26 reports reviewed, 19 develop this methodology (Table 4).

●	(iii) Realization Factor: Factor=1−c. The factor for each line item is the carrying-amount weighted average of its components’ factors (Tables 5 and 6).

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Table 4. Liquidity Levels and Realization Haircuts in Liquidation

Level	Asset Class	Haircut (c)	Precedents (Applied Haircut, Report Year)
A	Standard assets with broad markets: finished goods, fuel; real estate sold together with land.	10%	Inventories: Corporación Lindley (10%, 2022), Industrias del Envase (10%, 2021), Intursa (10%, 2021), Volcan (10%, 2024). Real estate and PPE: Industrias del Envase (10%, 2021), Volcan (5%–10%, 2024).
B	Raw materials/inputs with limited buyers across industries; vehicles.	20%–30%	Inventories: Agroindustrial Paramonga (30%, 2022), Modasa (30%, 2021), Nuevo Mundo (30%, 2010). Forced 30-day sale: EXSA appraisals (2% advertising + 1% revaluation + 2% commission + 15% timeframe adjustment = 20%, 2021).
C	Cement industry-specific assets with limited buyers.	50%	FIMA, forced-sale machinery discount (50%, 2011) (1); Agroindustrial Paramonga, supplies (50%, 2022); Perubar, inventories (50%, 2026); Ticino, inventories and fixed assets base case (50%, 2010).
D	Low unit-value or rapidly obsolescent assets.	60%–70%	Grupo BVL and CAVALI, IT equipment over 1 year old (75%, 2024); FIMA, furniture, computing, and tools (70%–96%, 2011).
E	Non-separable items or sunk costs.	80%–100%	Intangibles and capitalized costs: 100% haircut in most precedents (Grupo BVL, CAVALI, Record, Mepsa, Goodyear, Nuevo Mundo, among others).

(1)	In FIMA, calculation started from machinery replacement cost (as new) applying two factors: physical condition (55%–60%) and forced sale (50%). For CPAC, only the forced-sale discount is applied because the base is net book value, which already deducts depreciation and impairment. Source: Valuation reports published on the SMV portal (www.smv.gob.pe).

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2. Inventories: 56% Factor

Table 5. Inventories: Factor Calculation by Component (S/ thousands)

Component	Book Value (A)	Level	Haircut (c)	Factor (B=1−c)	Liquidation Value (A×B)	Determining Characteristics
Finished goods	2,111	A	10%	90%	1,900	Bagged cement; balance represents 1 day of COGS.
Fuel	2,413	A	10%	90%	2,172	Coal and fuels with an active replacement market.
Raw materials	177,080	B	30%	70%	123,956	Limestone, gypsum, coal, and petcoke. Balance represents 9.4 months of consumption (Note 18); short-term placement requires a discount. Low-value bulk items.
Work in progress (clinker & raw meal) (1)	191,166	C	50%	50%	95,583	Clinker and raw meal (Note 8). Clinker is only purchased by grinding mills; raw meal requires an operating kiln. 87.5 days of COGS.
Packaging and containers	2,844	C	50%	50%	1,422	Bags branded with CPAC logo; recoverable only as generic raw material.
Spare parts and supplies	226,173	C	50%	50%	113,087	Kiln and mill parts of specific make/model. Represents 13 months of maintenance expense (Note 18).
Inventories in transit	3,031	B/C	40%	60%	1,819	In-transit goods without assigned class: (70%+50%)/2=60%.
Total Inventories (2)	604,818	—	—	56%	339,938	Category Factor: 339,938/604,818=56.20%.

(1)	Note 8 does not distinguish between clinker and raw meal; the factor applies to the total balance.

(2)	CPAC’s inventory factor is lower than precedents with higher liquidity because 69% of its balance consists of specific spare parts and work in progress (Level C), lacking secondary markets comparable to finished goods. Source: CPAC unaudited separate financial statements as of 03.31.2026, Notes 8 & 18; Report, Annex 16.3.1.

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3. Other Property, Plant, and Equipment: 62% Factor

Table 6. Other Property, Plant, and Equipment: Factor Calculation by Component (S/ thousands)

Component	Net Book Value (A)	Level	Haircut (c)	Factor (B=1−c)	Liquidation Value (A×B)	Determining Characteristics
Buildings and other structures	568,079	A	10%	90%	511,271	Civil works tied to land, liquidated together with it. Haircut consistent with real estate precedents.
Machinery, equipment, and related spare parts	668,530	C	50%	50%	334,265	Kilns, mills, coolers, and process equipment tailored to the plant, with no domestic secondary market. Forced-sale commercial discount (FIMA precedent).
Transportation units	3,746	B	20%	80%	2,997	Vehicles with an active resale market; haircut reflects a 30-day forced sale.
Furniture and fixtures	1,260	D	60%	40%	504	Low unit-value items; net book value represents 14.83% of original cost.
Computer equipment and tools	11,245	D	70%	30%	3,374	Rapid technological obsolescence; net book value is 30.73% of original cost.
Mining concessions	47,228	C	50%	50%	23,614	Areas containing cement raw materials (Note 2.2.8); value depends on plant proximity. Market restricted to cement producers.
Works in progress and units to be received (1)	37,634	E	80%	20%	7,527	Uncompleted works; only uninstalled machinery retains independent realization value.
Mine development costs	28,300	E	80%	20%	5,660	Quarry preparation costs; transferable only alongside the mining concession.
Quarry closure costs (asset)	16,108	E	100%	0%	—	Counterpart to the closure provision; financial effect reflected in decommissioning costs.
Capitalized interest	55,806	E	100%	0%	—	Financing costs of the Piura Plant and Kiln 4 construction (Note 10(f)); non-separable asset.
Total Other PPE	1,437,936	—	—	62%	889,211	Category Factor: 889,211/1,437,936=61.84%.

(1)	Primarily corresponds to upgrades at cement facilities (Note 10(d)), integrated into existing structures and mostly non-separable. Figures rounded to thousands. Source: CPAC unaudited separate financial statements as of 03.31.2026, Note 10; Report, Annex 16.3.1. Elaboration: MSRA.

Without further business, we remain at your disposal for any further clarification.

Sincerely,

Johan Cieza De Los Santos

Legal Representative

MSRA S.A.C.

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